Exhibit 4.14

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (“Agreement”), effective as of June 1, 2011 (the “Effective Date”), is made by and between PRIMA BIOMED USA, INC., a Delaware corporation, with its principal place of business located at 2500 Regency Parkway, Cary, NC 27518 USA (“PRIMA”), and SHARRON GARGOSKY, PHD, with a current principal residence of 2833 NW Cumberland Rd, Portland, OR 97210 USA (“Employee”).

WHEREAS, PRIMA is a wholly-owned subsidiary of Prima BioMed Ltd., a publically traded Australian limited company; and,

WHEREAS, Prima BioMed Ltd., together with its affiliates and subsidiaries, including PRIMA, is engaged in the business of research, development, and commercialization of medical products; and,

WHEREAS, Employee desires to be employed by PRIMA as an employee at will and PRIMA desires to employ Employee as an employee at will; and,

WHEREAS, Employee and PRIMA desire to enter into an employment agreement pursuant to the terms and conditions in this Agreement;

NOW THEREFORE, in consideration of the promises, the mutual and several covenants and agreements and the representations and warranties contained in this Agreement, the parties hereby agree as follows:

1.	Employment.

1.1    PRIMA hereby employs Employee and Employee hereby accepts employment by PRIMA under the terms and conditions set forth in this Agreement for a term commencing on the Effective Date and continuing until terminated as provided for in Section 4 (Employment At Will). The term during which Employee is employed under this Agreement shall be referred to herein as the “Employment Period”.

1.2    Employee shall have the title and shall perform the responsibilities and duties of the Senior Vice President, Cvac Program. The Employee shall be responsible for the development and commercialization of the Cvac Program on a global basis, and carry out such responsibilities and duties as are customarily commensurate with such position, as well as any additional duties and responsibilities as directed by PRIMA. Employee will be given such executive and administrative powers and authority as may be needed to carry out those duties. Employee’s responsibilities and duties shall be determined by and may be changed from time to time as deemed appropriate by the Chief Operating Officer (“COO”), or other executive officers of Prima BioMed Ltd.

1.3    Employee’s primary location of work will be her home office in Oregon; however, Employee shall be prepared to travel extensively and perform her duties at any location globally, as needed. Commensurate with the development of the Cvac Program, PRIMA will provide Employee office space and staff as required for the performance of her duties.

1.4    Employee’s employment shall be full-time and exclusive. During the Employment Period, Employee shall not, directly or indirectly, render any services of a business, commercial or professional nature to any other person, whether for compensation or otherwise, without Employee’s prior written notification to PRIMA, five (5) business days after which PRIMA shall be deemed to have not objected to such activity.

1.5    Employee represents that the execution of this Agreement and performance of Employee’s duties hereunder do not conflict with or result in a breach or a default under any agreement, contract or instrument to which Employee is a party or by which Employee is bound.

1.6    Employee shall comply with all reasonable and lawful policies and procedures of PRIMA, and those of its affiliates.

2.	Restrictive Covenants (“Covenants”).

2.1    Confidentiality. Employee acknowledges that, during the course of her employment with PRIMA, she will have access to confidential information and biological materials not generally known outside PRIMA (whether conceived or developed by Employee or others) and confidential information and biological materials entrusted to PRIMA by third parties, including, without limitation, trade secrets, techniques, formulae, biological materials, marketing and other business plans, data, strategies and forecasts (collectively, “Confidential Information”). Any Confidential Information conceived or developed by Employee during employment will be the exclusive property of PRIMA. Except as may be necessary in connection with PRIMA’s business, Employee will not (during or after her employment with PRIMA) disclose Confidential Information to any third person, firm or entity or use Confidential Information for her own purposes or for the benefit or any third person, firm or entity. In her work for PRIMA, Employee will refrain from unauthorized use or disclosure of information and biological materials owned by former employers or other third parties. This Section 2.1 shall survive this Agreement.

2.2    Inventions. Employee will promptly disclose to PRIMA any discoveries, inventions, formulae and techniques, whether or not patentable, made, conceived or first reduced to practice by the Employee, either alone or together with others, during her employment with PRIMA (collectively, the “Inventions”). Employee hereby assigns to PRIMA all of her right, title and interest in and to any Inventions. Employee will execute such documents and take such other actions as may be reasonably requested by PRIMA (at the PRIMA’s expense) to enable PRIMA to apply for, obtain, maintain and enforce patents on any of the Inventions or to facilitate the transfer or assignment of any of PRIMA’s rights with respect to the Inventions and patents. This Section 2.2 shall survive this Agreement for three (3) years.

2.3    Noncompetition. Employee acknowledges that her duties hereunder and the services she will provide to PRIMA are of a special, unique, unusual and extraordinary character, which gives this Agreement particular value to PRIMA, and that it would be difficult to employ any individual or individuals to replace Employee in the performance of such duties and services. Therefore, during employment and for a period of six (6) months after the termination of her employment with PRIMA, Employee will not, directly or indirectly, enter into, organize, control, engage in, be employed by, serve as a consultant to, be an officer or director of or have any direct or indirect investment in any business, person, partnership, association, firm or corporation engaged in any business activity (including, but not limited to, research, development, manufacturing, selling, leasing, licensing or providing services) which is competitive with the business and/or scientific activities that PRIMA is developing or exploiting during Employee’s employment with PRIMA. Nothing contained in this Agreement shall be construed to prevent Employee from owning at any time, directly or indirectly, as much as 5% of any class of equity securities issued by any corporation or other entity which are publicly traded. In the event that the Employee is terminated by PRIMA without Cause (as defined in Section 4.2), this noncompetition restriction shall terminate upon the termination of the Employment Period.

2.4    Non-solicitation. The Employee hereby covenants and agrees that during employment and for a period of six (6) months after the termination of her employment with PRIMA, regardless of Cause, she shall not, directly or indirectly, on her own behalf or on behalf of any other person or entity, solicit, or attempt to solicit, or hire, or retain as a consultant, any person who is then, an employee of or consultant to PRIMA, or persuade or attempt to persuade any employee of or consultant to PRIMA to leave the employ of PRIMA or to become employed as an employee or retained as a consultant by anyone other than the PRIMA.

2.5    PRIMA and Employee agree and stipulate that the agreements and Covenants of Employee as set out above in this Section 2 are fair and reasonably necessary for the protection of the business, goodwill, trade secrets and other protectable interests of PRIMA in light of all of the facts and circumstances of the relationship between Employee and PRIMA.

2.6    Employee agrees that, in the event Employee breaches or threatens to breach any one, some or all of the Covenants, PRIMA shall be entitled to both a preliminary or permanent injunction to prevent the continuation of such harm. Nothing contained herein shall be construed to prohibit PRIMA from also pursuing any other remedies, the parties having agreed that all remedies shall be cumulative, including but not limited to the cancellation of any interests, rights or ownership in PRIMA without consideration. The existence of any claim, demand, action or cause of action by Employee against PRIMA, whether predicted upon this Agreement or otherwise, shall not constitute a defense to the enforcement by PRIMA of any of its rights hereunder, including, without limitation, its rights to enforce the Covenants.

2.7    If any portion of the Covenants and agreements contained herein, or the application thereof, is construed to be invalid or unenforceable, then the other portions of such Covenants or agreements, or the application thereof, shall not be affected and shall be given full force and effect without regard to the invalid or unenforceable provision. If any court or agency shall determine that the scope, duration or geographical limits of any Covenants contained in this Section 2 are unenforceable, it is the intention of the parties that the Covenants set forth therein shall not thereby be terminated, but shall be deemed amended to the extent required by such court and/or agency to render it valid and enforceable.

3.	Compensation, Benefits, and Business Expenses.

3.1    Base Annual Salary. For all duties and responsibilities to be performed by Employee on behalf of PRIMA and its affiliated companies, Employee shall be entitled to receive a Base Annual Salary of USD 245,000. ‘The Base Annual Salary, less any agreed upon withholdings, and less sums required to be withheld by law including, but not limited to applicable local, state, and federal taxes, shall be payable in equal monthly installments or such other more frequent regular installments as PRIMA may, from time to time, determine.

3.2    Cash Bonus. Subject to the Employee exceeding agreed upon performance, and subject to the performance of PRIMA overall, Employee will be awarded an annual cash bonus of USD 40,000.

3.3    Sign-On Stock Options. Subject to any required approval by Prima BioMed Ltd.’s shareholders and/or Board of Directors, Employee shall be granted 150,000 “Performance Stock Options” to purchase common stock of Prima BioMed Ltd. (Australian Stock Exchange ticker PRR), according to the terms and conditions in Exhibit 1.

3.4    Performance Stock Options. Subject to any required approval by Prima BioMed Ltd.’s shareholders and/or Board of Directors, and subject to the Employee exceeding agreed upon performance milestones and targets, and subject to the absolute discretion of PRIMA, Employee shall be eligible to be granted a number of “Performance Stock Options,” equivalent to 12.25% of the Base Annual Salary as determined by the Black-Scholes option pricing model. The Performance Stock Options allow the Employee to purchase common stock of Prima BioMed Ltd. (Australian Stock Exchange ticker PRR), according to the terms and conditions in Exhibit I, and as amended from time to time by Prima BioMed Ltd.’s Board of Directors.

3.5    Other Fringe Benefits. PRIMA shall pay directly for, reimburse Employee for, or otherwise provide for the following benefits, subject to the following terms and conditions:

(a)    Comprehensive health plan for Employee, spouse, and her dependents, as offered to similarly situated employees of PRIMA; or, in the event that health insurance is not required or not elected by Employee, PRIMA will compensate the Employee USD 15,000 cash per year. Cash compensation in lieu of a comprehensive health plan, less sums required to be withheld by law including, but not limited to applicable local, state, and federal taxes, shall be payable in equal monthly installments or such other more frequent regular installments as PRIMA may, from time to time, determine.

(b)    All other PRIMA benefit plans as offered to similarly situated employees, although PRIMA shall be under no obligation to offer or maintain any such plan, which may include, but are not limited to, disability and life insurance, participation in a 401k or other retirement program, and other such benefits, in accordance with PRIMA policy.

(c)    Twenty (20) days paid vacation per year, accrued monthly on a pro-rata basis. Any unused vacation days do not carry over from one year to the next.

(d)    Ten (10) days paid sick days per year, to be used to care for the Employee or a dependent, accrued monthly on a pro-rata basis. Any unused sick days do not carry over from one year to the next.

(e)    Other time off work (either paid or unpaid) may be granted in extenuating circumstances in the discretion of PRIMA.

(f)    PRIMA and Employee agree, in good faith, to annually review employee of PRIMA and shall continue to receive her salary compensation and other benefits set forth in this Agreement.

3.6	Business Expenses.

(a)    As relevant to her duties, Employee shall manage PRIMA’s business expenses under her authority according to PRIMA’s current accounting, expense, and bookkeeping policies, subject to the discretion of PRIMA.

(b)    Subject to PRIMA’s current expense reimbursement policies and procedures, and provided that Employee submits supporting evidence of expenses in accordance with PRIMA company policy or as otherwise required by sound accounting practices, Employee shall be reimbursed for all reasonable out-of-pocket expenses directly related to the Employee’s duties and responsibilities, including but not limited to:

(i)    airfare, train fare, taxi fare, car rental, parking, lodging, meals, and incidentals for business-related travel as provided in PRIMA’s policy;

(ii)    standard mileage reimbursement for business-related use of Employee’s automobile, except for commuting to and from her regular place of work, as published by the IRS incurred for business activities on behalf of PRIMA;

(iii)    mobile telephone expenses;

(iv)    computer and software expenses; and

(v)    other reasonable and customary home-office expenses such as telephone, internet, and office supplies; however expressly excluding any rental payment for the use of the home office.

(c)    PRIMA reserves the right to determine the reasonableness of Employee’s out-of-pocket business expenses in its sole discretion.

(d)    Unless otherwise stipulated by PRIMA policies, any Employee expenses more than USD 500 shall require prior authorization from PRIMA.

4. Employment At Will.

4.1    Notwithstanding anything in this Agreement to the contrary, Employee’s employment may be terminated:

(a)    without Cause by ninety (90) days notice from PRIMA;

(b)    for Cause at any time by PRIMA without notice; or

(c)    upon death or Disability as defined in Section 4.3 of this Agreement. PRIMA shall have the right at any time following the delivery of the notice of termination to relieve Employee of her offices, duties and responsibilities and to place her on a paid leave of absence status. If PRIMA places Employee on paid leave of absence status pursuant to the immediately preceding sentence, then Employee shall remain a full-time employee of PRIMA and shall continue to receive her salary compensation and other benefits set forth in this Agreement.

4.2    PRIMA may terminate Employee’s employment for “Cause”, when Employee has, during the Employment Period:

(a)    Defaulted or breached any of the material provisions of this Agreement, or any agreement with any other PRIMA affiliate;

(b)    Been indicted, arrested or convicted of, or plead guilty or no contest to, a felony or other crime, including crimes involving fraud, larceny, embezzlement, moral turpitude or dishonesty, or engaged in any act which is a violation of any law or regulation protecting the rights of employees or relating to the conduct of PRIMA’s or any of its affiliates’ business;

(c)    Intentionally committed any act, which materially detrimentally impacts on the business, business relationships or reputation of PRIMA, its affiliates, any employee or director of PRIMA or its affiliates, and such act was undertaken without the authorization of the COO or designee(s);

(d)    During the performance of Employee’s duties Employee was habitually under the influence of alcohol or drugs and it materially impacted on the business or reputation of PRIMA or its affiliates or on Employee’s ability to conduct her duties under this Agreement;

(e)    Failed to follow reasonable and lawful directives of the COO or designee(s);

(f)    Failed or refused to perform her principal duties and responsibilities as set forth in Section 1 hereof, if such failure or refusal is not cured within thirty (30) days after written notice thereof to Employee by PRIMA;

(g)    Committed an act, or failed to commit an act, involving PRIMA or its affiliates that amounts to willful misconduct, wanton misconduct or gross negligence, including without limitation any violation of PRIMA’s or its affiliates’ anti-discrimination and anti-harassment policies;

(h)    Intentionally engaged in any activity that is in conflict with or adverse to the interests of PRIMA or its affiliates, including without limitation violation of foreign or domestic anti-corruption laws, rules and regulations;

(i)    Breached Employee’s fiduciary duty to PRIMA or its affiliates (whether or not for personal profit); or

(j)    Committed an act of self-dealing.

4.3    Employee’s employment shall terminate immediately upon her death. In the event Employee shall be unable to perform her duties hereunder by virtue of illness or physical or mental incapacity or disability (from any cause or causes whatsoever) in substantially the manner and to the extent required hereunder prior to the commencement of such disability (all such causes being herein referred to as “Disability”) and Employee shall fail to perform such duties for periods aggregating ninety (90) days, whether or not continuous, in any continuous period of 270 days, PRIMA shall have the right to terminate this Agreement and to discharge Employee upon prior written notice to her.

4.4    Any termination for Cause shall be effective upon Employee’s receipt of written notice and shall not be subject to a cure period unless otherwise provided herein. Upon termination for Cause, all of Employee’s rights set forth in Section 3 shall immediately terminate to the maximum extent permitted by applicable law. Employee shall, however, be entitled to expense reimbursement in accordance with Subsection 3.6 (Business Expenses) for expenses properly incurred prior to the date on which notice of termination is given to Employee.

4.5    If PRIMA terminates Employee’s employment for any reason other than for Cause, death or Disability, and provided she is not in breach of any of the material provisions of this Agreement or any other agreement with PRIMA at any time, Employee shall continue to receive her base salary and health insurance reimbursement (in accordance with normal payroll practices) as severance for a period of three (3) months. Employee shall be entitled to no other compensation or benefits except as may be required by law (including unemployment benefits).

4.6    Upon the termination of Employee’s employment for any reason, she shall, upon request by PRIMA:

(a)    immediately resign without claim for compensation from all offices held in the PRIMA and any subsidiary or affiliate of PRIMA and membership in any organization and any office in any other company acquired by reason of or in connection with Employee’s employment under this Agreement; Employee hereby irrevocably appoints PRIMA to be her attorney in her name and on her behalf to execute any documents and to do any things necessary or requisite to give effect to this clause;

(b)    subject to the requirements to preserve any documents under applicable law or good clinical practices, deliver to the PRIMA all documents (including, but not limited to, correspondence, lists of clients or customers, plans, drawings, accounts, and other documents of whatsoever nature, and all copies thereof, whether on paper, computer memory or otherwise) made, compiled or acquired by Employee during her employment with PRIMA that relate to the business, finances, or affairs of PRIMA or any subsidiary or affiliate of PRIMA, or its or their clients or customers and any other property of PRIMA or any subsidiary or affiliate of PRIMA which is in her possession, custody, care, or control. Employee shall, if requested to do so by PRIMA, confirm in writing and under oath her compliance with her obligations under this clause;

(c)    irretrievably delete any information relating to the business of PRIMA or any subsidiary or affiliate of PRIMA stored on any magnetic or optical disc or memory and all matter derived therefrom which is in her possession, custody, care, or control outside the premises of PRIMA and if requested to do so by PRIMA, confirm in writing and under oath her compliance with her obligations under this clause; and

(d)    for a period of three years (3) after the termination date of Employee’s employment, and subject to any reasonable limitations posed by the terms and conditions of her then-current employment, cooperate reasonably in regard to matters related to PRIMA where Employee’s availability is requested by PRIMA on reasonable advance notice, including matters in which Employee acted on behalf of PRIMA and as to which her continued advice and cooperation are reasonably regarded as necessary in order to bring such matters to a conclusion or to resolve a dispute relating thereto. Such assistance shall be scheduled at a mutually agreeable time and place in such a manner as not to interfere with any alternative employment obtained by Employee, and this provision shall not require Employee to take a leave of absence from, give up, or otherwise materially contravene or detrimentally interfere with the terms and conditions of any subsequent employment she may have obtained or have a reasonable likelihood of obtaining. If such cooperation is requested at a time when Employee is no longer receiving severance pursuant to Section 4.5, PRIMA shall pay reasonable compensation to Employee and in all cases shall pay all reasonable out of pocket expenses incurred by her in connection with such cooperation, including but not limited to reasonable travel, hotel, meals, car rental and telephone expenses, as approved in advance by PRIMA.

5.	Indemnification of Employee.

5.1    PRIMA agrees to assume responsibility and liability for and agrees to indemnify and hold harmless Employee from and against any and all costs (including reasonable attorney’s fees), damages, expenses, losses, suits, claims and demands, in any manner caused by, resulting from or arising out of her employment by PRIMA or its affiliates, including employment therewith prior to the effective date of this Agreement, or her proper adherence to this Agreement, and any applicable federal, state and local laws and regulations, excepting damage or injury which may be attributed to the willful failure of Employee to adhere to this Agreement or any other agreement with PRIMA or any applicable federal, state and local laws and regulations or due to her willful misconduct or gross negligence.

5.2    In the event that Employee seeks indemnification under the terms of this provision or any other provision, she shall immediately inform PRIMA of the claim in writing after it receives notice of the claim, shall permit PRIMA to appoint counsel mutually agreeable to PRIMA and Employee, assume direction and control of the defense of the claim (including the right to settle the claim so long as no admission or payment of any kind is required of the Employee), and shall cooperate as requested (at the expense of the other party), in the defense of the claim.

5.3    These provisions regarding indemnification shall survive the termination of this Agreement for a period of five (5) years.

6.	Miscellaneous.

6.1    PRIMA shall reimburse Employee for all costs, fees, and other expenses incurred by Employee in connection with Employee’s attempt to enforce the provisions of this Agreement, whether or not suit is actually instituted, together with Employee’s reasonable attorneys’ fees and costs incurred in connection therewith, as may be awarded by a court of competent jurisdiction after determining that Employee is entitled to prevail on the merits.

6.2    Employee shall reimburse PRIMA for all costs, fees, and other expenses incurred by PRIMA in connection with PRIMA’s attempt to enforce the provisions of this Agreement, whether or not suit is actually instituted, together with PRIMA’s reasonable attorneys’ fees and costs incurred in connection therewith, as may be awarded by a court of competent jurisdiction after determining that PRIMA is entitled to prevail on the merits.

6.3    Counsel. Employee hereby acknowledges that she has retained and/or has had the opportunity to retain independent counsel for advice regarding her rights and obligations under this Agreement.

6.4    Key-Person Insurance. Employee agrees that PRIMA shall have the right to obtain a key-person life and disability insurance policy on the Employee with PRIMA as the sole beneficiary thereof The Employee shall (a) cooperate fully in obtaining such key-person life and disability insurance; (b) sign any reasonably necessary consents, applications and other related forms or documents; and (c) take any reasonably required medical examinations.

6.5    Notice. Any notice required to be given, or offer, acceptance or rejection made pursuant to this Agreement shall be sufficient if in writing executed by the sender and when either delivered by hand, mailed by certified mail, return receipt requested, required postage prepaid, or send via a nationally recognized overnight delivery service (such as FedEx or UPS) to PRIMA at its principal offices, and to Employee, or her personal representative, as the cases may be, at her address first above set forth unless notice is given to all parties of a change thereof. Any notices, or offer, acceptance or rejection shall be considered made when delivered. If delivery of the certified mail item is refused by the party to whom it was directed, delivery shall be deemed made on the fifth (5th) day following the date of mailing.

6.6    Binding. This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and upon the personal representatives, heirs, successors and assigns of all of them. Employee shall not assign this Agreement. Employee agrees that PRIMA may assign any portion or all of this Agreement to its successors and assigns including, without limitation, any successors and/or assigns arising from the sale and/or merger of PRIMA, whether or not PRIMA is the surviving entity.

6.7    Severability. If any term, covenant, condition or provision of this Agreement shall, to any extent, be determined by final court action or by an award of an arbitrator or arbitrators to be invalid or unenforceable, the balance of this Agreement shall remain valid and enforceable to the fullest extent allowable.

6.8    Amendment. This Agreement contains the entire agreement between the parties hereto and shall not be changed, modified, amended or terminated, except in writing signed by all parties hereto. This Agreement shall supersede any and all prior written or oral agreements among the parties dealing with the subject matter, and shall be construed, applied and interpreted under the laws of the State of North Carolina.

* * *

Signature page follows

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first above written.

For EMPLOYEE

/s/ Sharron Gargosky
Sharron Gargosky, PhD

For PRIMA BIOMED USA, INC. a wholly-owned subsidiary of Prima BioMed. (Australia)

/s/ Martin Rogers	/s/ Lucy Turnbull
Name: Martin Rogers	Name: Lucy Turnbull A.O.
CEO and Managing Director of	Chairman of Prima BioMed Ltd.
Prima BioMed Ltd. (Australia)	(Australia)

Exhibit 1

Performance Stock Options Terms

1.	Each Performance Stock Option (“Option”) entitles the Employee, upon exercising the Option(s), to subscribe for 1 fully paid ordinary share in Prima BioMed Ltd.

2.	Options shall vest to the Employee upon the date of grant of Options (“Grant Date”).

3.	The “Exercise Price” of each Option will be equal to the volume weighted average price of ordinary shares in Prima BioMed Ltd. traded on the Australian Stock Exchange (“ASX”) during the 30 trading days immediately prior to the Grant Date.

4.	Options shall expire at 5:00 pm (Sydney, NSW time) on at the earliest of the following (“Expiry Date”):

(a)	four calendar years after the Grant Date; or

(b)	60 trading days after the Employee’s death or permanent Disability.

5.	The Employee may exercise Options at any time during the period commencing on the Grant Date and ending on the Expiry Date by completing an option exercise form and delivering it to the registered office of Prima BioMed Ltd.

6.	Any Option automatically lapses if

(a)	it has not been exercised prior to the Expiry Date; or

(b)	the Employee’s employment with Prima BioMed Ltd. is terminated for Cause.

7.	An exercise of only some Options will not affect the rights of the holder under the balance of the Options held by her.

8.	Prima BioMed Ltd. will not apply for official quotation by ASX of the Options.

9.	The Options are non-transferable and may not be sold, assigned, transferred or otherwise dealt with in any way, except in the sole case of the Employee’s death or permanent Disability. In the event of death or permanent Disability of the Employee, Options, and the exercise rights thereto, may be assigned or transferred to the Employee’s estate.

10.	Shares issued upon the exercise of Options will rank pari passu with Prima BioMed Ltd.’s fully paid ordinary shares and will have the same voting and other rights as the existing shares of Prima BioMed Ltd., which are set out in Prima BioMed Ltd.’s Constitution, ASX Listing Rules and the Australian Corporations Act.

11.	Prima BioMed Ltd. will apply for official quotation by ASX of all shares issued upon exercise of Options, subject to any restriction obligations imposed by ASX.

12.	The Options will not give any right to participate in dividends until shares are issued pursuant to the exercise of the relevant Options.